FORM 6-K SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 of the Securities Exchange Act of 1934

For the month of	February	2005
Commission File Number	000-29898
Research In Motion Limited (Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F ___________	Form 40-F_____X_______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):________________

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):________________

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes__________________	No________X__________

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

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Document 1.	News Release dated February 16, 2005 (“Bell Canada First To Launch BlackBerry 7250 In Canada")	Page No 4

Document 1

BELL CANADA FIRST

TO LAUNCH BLACKBERRY 7250 IN CANADA

Bluetooth-enabled handheld offers enhanced attachment viewing, supports HTML browsing and features over 32 MB of memory

TORONTO, ON and WATERLOO, ON, February 16, 2005 – Bell Canada announced today that Bell Mobility is the first Canadian wireless carrier to offer the new BlackBerry 7250 Wireless Handheld™ developed by Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM).

The BlackBerry 7250 features a built-in phone, Bluetooth® support for hands-free use with headset or car kit, a bright full colour screen, increased memory and full HTML Web browsing. This powerful handheld allows users to manage their information and stay connected via a single, integrated device.

“With its 1X Digital Network, Bell Mobility leads the way in Canada for innovative services and applications,” said David Inns, Vice President, Marketing, Bell Mobility. “Our wireless network enables customers to fully take advantage of the features available on the BlackBerry 7250, like managing large files.”

“The BlackBerry 7250 is a powerful and optimized communications tool that elegantly combines wireless email, phone, HTML browser and organizer in a light and compact design,” said Mark Guibert, Vice President, Corporate Marketing at Research In Motion. “BlackBerry continues to be the leading wireless platform in Canada and we’re pleased that Bell Mobility is offering this new CDMA-based model to customers across the country.”

In addition to full HTML Web browsing, the device offers enhanced e-mail attachment viewing supported by popular file formats like Microsoft® Word, Excel, PowerPoint, PDF, WordPerfect, ASCII, JPG, BMP, GIF, PNG and TIFF, plus 32MB of flash memory and 4MB of SRAM for storing messages, calendar appointments and pictures.

The ergonomic and lightweight device fits comfortably in the palm of the hand and also features a large, backlit, easy-to-use QWERTY keyboard with highlighted number keys and a bright backlight screen that supports over 65,000 colors. The BlackBerry® push-based wireless architecture delivers messages automatically to a customer’s device without prompting or downloading.

The BlackBerry 7250™ is available immediately at Bell stores across Canada for $399 with a 3-year customer agreement. For more information, please visit www.businessonthego.ca

About Bell Canada

Bell Canada, Canada’s national leader in communications, provides connectivity to residential and business customers through wired and wireless voice and data communications, local and long distance phone services, high speed and wireless Internet access, IP-broadband services, e-business solutions and satellite television services. Bell Canada is wholly owned by BCE Inc. For more information please visit www.bell.ca.

About Research In Motion

Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, Research In Motion provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. Research In Motion technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity to data. Research In Motion’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry® wireless platform, the Research In Motion Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, Research In Motion operates offices in North America, Europe and Asia Pacific. Research In Motion is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Forward-looking statements in this news release are made pursuant to the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM’s products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights and other risks and factors detailed from time to time in RIM’s periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. The Company has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. All other brands, product names, company names, trademarks and service marks are the properties of their respective owners.

For media inquiries, please contact:
Nessa Prendergast
Bell Canada Media Relations
1 888-482-0809
416-581-3311
nessa.prendergast@bell.ca

Courtney Flaherty
Brodeur Worldwide for RIM
+1 (212) 771-3637
cflaherty@brodeur.com

RIM Investor Contact
RIM Investor Relations
+1 (519) 888-7465
investor_relations@rim.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited (Registrant)
Date:	February 16, 2005	By:	/s/ Rob Duncan (Signature)
Rob Duncan
Vice President, Corporate Controller